UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(l) OR 13(E)(l)

OF THE SECURITIES EXCHANGE ACT OF 1934

Macquarie Global Infrastructure Total Return Fund Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

55608D101

(CUSIP Number of Common Stock)

Macquarie Capital Investment Management LLC

125 West 55th Street

New York, New York 10019

212-231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee**
$71,761,959	$9,788

•
*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 3,463,415 shares of common stock, par value $0.001 per share, at a tender offering price equal to 95% of the net asset value per share (“NAV”), assuming a NAV per share of $21.81, which was the NAV on October 17, 2012.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No.1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction, based on a tender offer price equal to 95% of NAV, assuming a NAV per share of $21.81, which was the NAV on October 17, 2012. The filing fee was previously paid on October 18, 2012 in connection with the filing of the Schedule TO.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13c-3.
☐	amendment to Schedule 130 under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule l4d-l(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO TENDER OFFER STATEMENT

This Amendment No. 2 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Macquarie Global Infrastructure Total Return Fund Inc., a Maryland closed-end management investment company (the “Fund”), with the Securities and Exchange Commission on October 18, 2012, as amended by Amendment No. 1 to the Schedule TO filed with the Commission on November 1, 2012 (as amended, the “Schedule TO”). The Schedule TO relates to an offer by the Fund to purchase for cash up to 3,463,415 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share of common stock, determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on November 19, 2012, the business day immediately following the day the offer expired. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2012, as supplemented, and in the related Letter of Transmittal, copies of which were filed as Exhibits to the Schedule TO. Filed herewith as Exhibit (a)(5)(iv) is a copy of the press release issued by the Fund dated November 19, 2012 announcing the preliminary results of the offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase, as supplemented, and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated October 18, 2012.*

(a)(l)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(l)(iv)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(l)(v)	Letter to Stockholders.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated October 18, 2012.*

(a)(5)(ii)	Supplement to Offer to Purchase, dated November 1, 2012.*

(a)(5)(iii)	Press Release, dated November 1, 2012.*

(a)(5)(iv)	Press Release, dated November 19, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

Dated: November 19, 2012	By:	/s/ Brad Frishberg
Name: Brad Frishberg Title: Director, Chief Executive Officer and President